Filed by Dell Technologies Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Dell Technologies Inc. (Commission File No. 001-37867) The Essential and Trusted Technology Partner Leading the Way to Digital Transformation October 2018 Filed by Dell Technologies Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Dell Technologies Inc. (Commission File No. 001-37867) The Essential and Trusted Technology Partner Leading the Way to Digital Transformation October 2018

IMPORTANT NOTICES No Offer or Solicitation This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law Additional Information and Where to Find It This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies has filed a registration statement on Form S-4 (File No. 333-226618) containing a preliminary proxy statement/prospectus regarding the proposed transaction with the Securities and Exchange Commission (“SEC”). The information in the preliminary proxy statement/prospectus is not complete and may be changed. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com. 2 2 IMPORTANT NOTICES No Offer or Solicitation This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law Additional Information and Where to Find It This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies has filed a registration statement on Form S-4 (File No. 333-226618) containing a preliminary proxy statement/prospectus regarding the proposed transaction with the Securities and Exchange Commission (“SEC”). The information in the preliminary proxy statement/prospectus is not complete and may be changed. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com. 2 2

IMPORTANT NOTICES (CONT’D) Participants in the Solicitation Dell Technologies and its directors, executive officers and other members of its management and employees, and Silver Lake Technology Management, L.L.C. and its managing partners and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Dell Technologies in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the aforementioned preliminary proxy statement/prospectus that has been filed with the SEC. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement containing a preliminary proxy statement/prospectus that has been filed with the SEC as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise. Non-GAAP Financial Measures This presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Non-GAAP Net Revenue, Non-GAAP Operating Income, Non-GAAP Net Income, Adjusted EBITDA and Levered Free Cash Flow and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and have important limitations as analytical tools and may exclude items that are significant in understanding and assessing Dell Technologies’ financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. However, Dell Technologies presents these non-GAAP measures because it considers them to be useful supplemental measures of performance for investors, analysts and rating agencies. You should be aware that Dell Technologies’ presentation of these measures may not be comparable to similarly-titled measures used by other companies. See Appendix for reconciliations of Non-GAAP Net Revenue, Non-GAAP Operating Income, Non-GAAP Net Income, Adjusted EBITDA and Levered Free Cash Flow to the most comparable GAAP metric. 3 3 IMPORTANT NOTICES (CONT’D) Participants in the Solicitation Dell Technologies and its directors, executive officers and other members of its management and employees, and Silver Lake Technology Management, L.L.C. and its managing partners and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Dell Technologies in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the aforementioned preliminary proxy statement/prospectus that has been filed with the SEC. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement containing a preliminary proxy statement/prospectus that has been filed with the SEC as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise. Non-GAAP Financial Measures This presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Non-GAAP Net Revenue, Non-GAAP Operating Income, Non-GAAP Net Income, Adjusted EBITDA and Levered Free Cash Flow and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and have important limitations as analytical tools and may exclude items that are significant in understanding and assessing Dell Technologies’ financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. However, Dell Technologies presents these non-GAAP measures because it considers them to be useful supplemental measures of performance for investors, analysts and rating agencies. You should be aware that Dell Technologies’ presentation of these measures may not be comparable to similarly-titled measures used by other companies. See Appendix for reconciliations of Non-GAAP Net Revenue, Non-GAAP Operating Income, Non-GAAP Net Income, Adjusted EBITDA and Levered Free Cash Flow to the most comparable GAAP metric. 3 3

TODAY’S SPEAKERS Tom Sweet Jeff Clarke Chief Financial Officer Vice Chairman, Products & Operations Tyler Johnson Robert Williams Senior Vice President Senior Vice President & Treasurer Investor Relations 4 4 TODAY’S SPEAKERS Tom Sweet Jeff Clarke Chief Financial Officer Vice Chairman, Products & Operations Tyler Johnson Robert Williams Senior Vice President Senior Vice President & Treasurer Investor Relations 4 4

DISCUSSION TOPICS TRANSACTION OVERVIEW COMPANY OVERVIEW BUSINESS UNITS FINANCIAL HIGHLIGHTS TRANSACTION SUMMARY 5 5 DISCUSSION TOPICS TRANSACTION OVERVIEW COMPANY OVERVIEW BUSINESS UNITS FINANCIAL HIGHLIGHTS TRANSACTION SUMMARY 5 5

TRANSACTION OVERVIEW 6 6 TRANSACTION OVERVIEW 6 6

TRANSACTION OVERVIEW

Class V Stockholder Consideration	■ For each Class V share, existing stockholders can elect to receive: • 1.3665 shares of Dell Technologies Class C common stock, or • $109 in cash per DVMT share (~29% premium to the Class V share closing price prior to announcement) • Final consideration mix subject to proration ($9 billion cap on aggregate cash consideration) ■ Pro forma for the transaction, DVMT stockholders will own 20.8% – 31.0% of Dell Technologies, depending on cash election amounts, implying a pro forma equity value of $61.1 – $70.1 billion for Dell Technologies ■ In connection with this transaction, Dell Technologies plans to directly list its Class C common shares on the NYSE
VMware Special Dividend	■ VMware's board of directors, on the recommendation of a special committee of its directors, has voted to declare an $11 billion cash dividend pro rata to all VMware stockholders, contingent on satisfaction of the other conditions to the completion of the transaction. Dell Technologies' share of such dividend will be approximately $9 billion • Dell Technologies plans to use the dividend proceeds to fund the cash consideration paid to Class V stockholders • If Class V stockholders' aggregate cash election is less than $9 billion, Dell plans to use the remaining dividend proceeds to repurchase shares of Class C common stock or to pay down debt ■ VMware will remain well capitalized with $2+ billion of balance sheet cash / investments and strong cash flow
Expected Timeline	■ Transaction expected to close in Q4 CY2018, subject to Class V stockholder approval

7
DELL Technologies

COMPANY HIGHLIGHTS 8 8 COMPANY HIGHLIGHTS 8 8

A DIGITAL REVOLUTION The explosion of data and computing power is driving a new wave of IT spend 1 2 3 DEVICES DATA IT SPEND 180 4% 160 CAGR 3.5 IoT 1,000,000 3.4 140 Mobile 3.2 120 10,000 3.1 100 PC 100 80 60 Mainframe 1 40 20 0 0 1985 2011 2020+ 2018 2019 2020 2021 1 2 Market Source: Morgan Stanley, The Data Era Becomes Investable (Apr, 2018) and Company research. Market Source: IDC, Data Age 2025 study; sponsored by Seagate (Apr, 2017). 3 Market Source: Gartner, Forecast Enterprise IT Spending by Vertical Worldwide (Aug, 2018). 9 9 Devices (M) Zettabytes (1T GBs) Trillions ($) A DIGITAL REVOLUTION The explosion of data and computing power is driving a new wave of IT spend 1 2 3 DEVICES DATA IT SPEND 180 4% 160 CAGR 3.5 IoT 1,000,000 3.4 140 Mobile 3.2 120 10,000 3.1 100 PC 100 80 60 Mainframe 1 40 20 0 0 1985 2011 2020+ 2018 2019 2020 2021 1 2 Market Source: Morgan Stanley, The Data Era Becomes Investable (Apr, 2018) and Company research. Market Source: IDC, Data Age 2025 study; sponsored by Seagate (Apr, 2017). 3 Market Source: Gartner, Forecast Enterprise IT Spending by Vertical Worldwide (Aug, 2018). 9 9 Devices (M) Zettabytes (1T GBs) Trillions ($)

UNMATCHED PORTFOLIO OF SOLUTIONS The most complete portfolio of technology solutions: Software, Hardware and Services Boomi Cloud Native SW Multi-cloud Server, Client, Software Software Defined Managed Security Development Management Storage, HCI & Peripherals Data Center Services DIGITAL IT WORKFORCE SECURITY TRANSFORMATION TRANSFORMATION TRANSFORMATION TRANSFORMATION 10 10 UNMATCHED PORTFOLIO OF SOLUTIONS The most complete portfolio of technology solutions: Software, Hardware and Services Boomi Cloud Native SW Multi-cloud Server, Client, Software Software Defined Managed Security Development Management Storage, HCI & Peripherals Data Center Services DIGITAL IT WORKFORCE SECURITY TRANSFORMATION TRANSFORMATION TRANSFORMATION TRANSFORMATION 10 10

DELL TECHNOLOGIES IN NUMBERS

Unmatched scale and breadth of IT solutions

$86.8B Non-GAAP Revenue (TTM) (16% YoY growth in Q2 FY19)[1]	**$10.0B** Adjusted EBITDA (TTM) (11.5% of Non-GAAP Revenue)[1]	**$8.5B+** Cash Flow from Operations (TTM)	**$12.8B+** R&D Invested over Past 3 Fiscal Years[2]
#1 Virtualization, Storage, Servers, Client[3]	**99%** Of Fortune 500 Served	**40k+** Sales Force	**85%** Software Engineers in ISG Engineering Staff

[1] See appendix for reconciliation of GAAP to Non-GAAP measures. [2] Dell Technologies' cumulative R&D investment includes EMC amounts prior to the merger transaction date on September 7, 2016.
[3] Gartner, IDC market research, company filings; Client statistic calculated by Dell Technologies utilizing other PC OEMs' financial information, including HP Inc.'s Personal Systems operating segment and Lenovo International's PC & Smart Device business group, from the companies' respective public filings.

11

DELL Technologies

COMPANY HIGHLIGHTS Dramatic transformation since going private INTEGRATED, END -TO-END TECHNOLOGY PROVIDER AT SCALE 1 COMPLEMENTARY PORTFOLIO OF LEADING SOLUTIONS 2 3 BEST-IN-CLASS GO -TO-MARKET MODEL 4 DRIVING OUTPERFORMANCE VS. MARKET SUPERIOR FINANCIAL MODEL 5 W ORLD-CLASS MANAGEMENT TEAM 6 12 12 COMPANY HIGHLIGHTS Dramatic transformation since going private INTEGRATED, END -TO-END TECHNOLOGY PROVIDER AT SCALE 1 COMPLEMENTARY PORTFOLIO OF LEADING SOLUTIONS 2 3 BEST-IN-CLASS GO -TO-MARKET MODEL 4 DRIVING OUTPERFORMANCE VS. MARKET SUPERIOR FINANCIAL MODEL 5 W ORLD-CLASS MANAGEMENT TEAM 6 12 12

1 | INTEGRATED, END-TO-END TECHNOLOGY PROVIDER AT SCALE Unmatched scale and breadth of IT solutions $ 87B $ 81B $ 57B $ 49B $ 47B $ 6B $ 31B Client Storage Server Networking Virtualization Cybersecurity Cloud Platform Source: TTM Non-GAAP revenue presented for all companies based on most recent filings. Cisco’s Whiptail storage business considered immaterial. 13 13 1 | INTEGRATED, END-TO-END TECHNOLOGY PROVIDER AT SCALE Unmatched scale and breadth of IT solutions $ 87B $ 81B $ 57B $ 49B $ 47B $ 6B $ 31B Client Storage Server Networking Virtualization Cybersecurity Cloud Platform Source: TTM Non-GAAP revenue presented for all companies based on most recent filings. Cisco’s Whiptail storage business considered immaterial. 13 13

2 | COMPLEMENTARY PORTFOLIO OF LEADING SOLUTIONS

Leverage leading positions across all solutions to create cross selling opportunities

Segment	Sector Size	Position	Details	Brands
Storage	$26B	#1	External Storage PBBA/Backup; All-flash Arrays; Integrated Infrastructure	DELL EMC, ISILON, VCE
Client[1]	$189B	#1	Client Revenue/ Profitability; Client Monitors Globally	DELL, ALIENWARE, WYSE
Security	$42B	Gartner Magic Quadrant Leader		Secureworks, RSA
Servers	$76B	#1	Total Revenue and Units x86 Servers	DELL EMC
Virtualization	$31B	#1	Server Virtualization Software	vmware vSphere, NSX, vRealize, vSAN, Workspace ONE
Cloud	$80B	Leading	Managed Cloud, PaaS, and Big Data	Boomi, Pivotal, virtustream, vmware, AWS, vmware Cloud Provider Program

Source: Gartner, IDC market research, Company filings; [1] Statistic calculated by Dell Technologies utilizing other PC OEMs' financial information, including HP Inc.'s Personal Systems operating segment and Lenovo International's PC & Smart Device business group, from the companies' respective public filings.

DELL Technologies

14

3 | BEST-IN-CLASS GO-TO-MARKET MODEL Sales force is comprised of over 40k individuals across 72 countries complemented by a growing partner program with approximately 150k partners across 180 countries Successful Integration One-stop-shop for technology solutions across software, hardware and services Cross-selling Enterprise In FY18, 97% of top 500 customers 3k accounts purchased products and services from at least 2 of the 3 of Dell, EMC and VMware Attach Rates Commercial Direct model drives sales of high-margin 500k accounts software and services Customer Relationships Distribution business model emphasizes direct communication, leading to deeper relationships Consumer & Small Business <100 employees 15 15 3 | BEST-IN-CLASS GO-TO-MARKET MODEL Sales force is comprised of over 40k individuals across 72 countries complemented by a growing partner program with approximately 150k partners across 180 countries Successful Integration One-stop-shop for technology solutions across software, hardware and services Cross-selling Enterprise In FY18, 97% of top 500 customers 3k accounts purchased products and services from at least 2 of the 3 of Dell, EMC and VMware Attach Rates Commercial Direct model drives sales of high-margin 500k accounts software and services Customer Relationships Distribution business model emphasizes direct communication, leading to deeper relationships Consumer & Small Business <100 employees 15 15

4 | DRIVING OUTPERFORMANCE VS. MARKET

Our ability to deliver differentiated and integrated IT solutions has driven significant revenue growth and share gains

ISG YoY



EXTERNAL STORAGE REVENUE[1]
17.1%
31.1%
20.8%
14.8%
-3.8%
IDC
DELLEMC
NetApp
Hewlett Packard Enterprise
IBM



MAINSTREAM SERVER REVENUE[2]
32.3%
43.1%
61.7%
28.2%
20.7%
18.0%
IDC
DELLEMC
HUAWEI
Lenovo
CISCO
Hewlett Packard Enterprise



HYPERCONVERGED SYSTEMS REVENUE[3]
78.2%
119.0%
116.1%
57.2%
52.7%
IDC
DELLEMC
Hewlett Packard Enterprise
HUAWEI
NUTANIX

CSG YoY



TOTAL CLIENT PC UNITS[4]
1.1%
7.8%
6.1%
2.7%
-8.3%
IDC
DELL
hp
Lenovo



COMMERCIAL PC UNITS[4]
4.4%
9.6%
8.3%
6.9%
-7.8%
IDC
DELL
Lenovo
hp



CONSUMER PC UNITS[4]
-2.8%
3.7%
4.8%
-5.5%
-8.5%
IDC
DELL
hp
Lenovo

[1] External Storage Revenue Source: H1 CY18 IDC External Storage data as of 05-Sept-2018. [2] Mainstream Server Revenue Source: H1 CY18 IDC Mainstream Server data as of 05-Sept-2018.
[3] Hyperconverged Systems Revenue Source: H1 CY18 IDC Hyperconverged data as of 25-Sep-2018. [4] Client Unit Source: H1 CY18 IDC Client data as of 08-Aug-2018.

DELL Technologies

16

5 | SUPERIOR FINANCIAL MODEL Company positioned to achieve sustainable, long-term growth and share gain with a focus on cash flow Focus on Long-Term Industry-Leading Free Best-in-Class Unit Efficient Capital Growth and Share Gain Cash Flow Conversion Economics with High Attach Structure and Significant Rates for Higher-Margin Financial Flexibility Products and Services 17 17 5 | SUPERIOR FINANCIAL MODEL Company positioned to achieve sustainable, long-term growth and share gain with a focus on cash flow Focus on Long-Term Industry-Leading Free Best-in-Class Unit Efficient Capital Growth and Share Gain Cash Flow Conversion Economics with High Attach Structure and Significant Rates for Higher-Margin Financial Flexibility Products and Services 17 17

6 | WORLD-CLASS MANAGEMENT TEAM

Committed and highly-experienced management team, with an average of 24 years of experience successfully navigating technology changes in the IT industry

DELL TECHNOLOGIES



Michael Dell
Chairman & CEO



Jeff Clarke
VC, Products & Operations



Tom Sweet
CFO



Allison Dew
CMO



Howard Elias
President, Services, Digital & IT



Marius Haas
President & Chief Commercial Officer



Karen Quintos
CCO



Bill Scannell
President, Global Enterprise Sales & Customer Operations

STRATEGICALLY ALIGNED BUSINESSES



Pat Gelsinger
CEO, VMware



Rob Mee
CEO, Pivotal



Mike Cote
CEO, Secureworks

DELL Technologies
Pivotal
DIGITAL TRANSFORMATION
Boomi
DEV OPS
vmware
CLOUD
Secureworks
VIRTUALIZATION
RSA
SECURITY
DELL EMC
SERVER & STORAGE
DELL
PC

18

DELL Technologies

BUSINESS UNIT OVERVIEW 19 19 BUSINESS UNIT OVERVIEW 19 19

HOW WE ARE ORGANIZED

Infrastructure Solutions Group	Client Solutions Group	VMware	Other Aligned Businesses

Dell Financial Services

Go-to-Market

Global Services & Support

34k+	165+	>40	95%	7	87
Dell EMC Services Professionals	Countries Supported Worldwide	Languages	Customer Satisfaction Rating	Global Command Centers	Technical Support Sites

Supply Chain

~$64B	25	~50	900+	200k+	73M	-53
Gross Production Spend with Suppliers	Manufacturing Locations	Distribution Centers	Parts Distribution Centers	Orders Shipped Per Day	Pounds of Recycled Plastic & Other Sustainable Materials in our Products Since 2014	Day Cash Conversion Cycle

20

DELL Technologies

CLIENT SOLUTIONS GROUP (CSG)

Revenue (TTM)	Operating Income (TTM)
$41.7B	$2.1B

#1 PC Revenue[2]	#1 Workstation Units[3] 40.7% Share	#1 Displays[4] 20.3% Share
#3 PC Units[1] 18.2% Share	#3 Commercial Units[1] 22.8% Share	#3 Consumer Units[1] 12.0% Share

Highlights

Increased worldwide PC unit share year-over-year for 22 consecutive quarters[1]

Dell continues to outgrow industry in PCs and flat panel monitors

Balanced Direct and Commercial mix

Investing in growth areas: SMB, gaming, high-end notebooks, and monitors

Focused on VMware coordination around Workspace ONE

Strong S&P and services up-sell from attach motion

[1] Based on the IDC WW Quarterly Personal Computing Device (PCD) Tracker CY18Q2. [2] Based on Company analysis. Reflects the overall PC business, which includes software, services and peripherals (excluding printers and ink) that attach to sales of PC units. [3] Based on the IDC WW Workstation Tracker CY18Q2. [4] Based on the DisplaySearch Desktop Monitor Market Tracker CY18Q2

21

DELL Technologies

CSG INDUSTRY TRENDS

WORLDWIDE PC REVENUE FORECAST ($B)



2%
CAGR[1]
$250
$200
$150
$100
$50
$-
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

IDC forecasts trajectory to stabilize over next few years

Demand supported by release of new operating systems and end-of-life support for older systems

PC UNIT SHARE TREND (UNITS SOLD)



75%
65%
55%
45%
35%
25%
Top 3 Vendors (Dell, HP, Lenovo)
All Others
1Q'12
2Q'13
3Q'14
4Q'15
1Q'17
2Q'18

DELL Y/Y CHANGE IN GLOBAL PC UNIT SHARE (BPS)

22 consecutive quarters of Y/Y share gains



300
225
150
75
0
21
90
114
188
169
174
119
129
1
70
120
86
158
129
162
143
83
110
3
1
105
111
Q1'13
Q3'13
Q1'14
Q3'14
Q1'15
Q3'15
Q1'16
Q3'16
Q1'17
Q3'17
Q1'18

Source: IDC (2018). [1] 5-year CAGR from 2016-2021. Note: Represents calendar quarters.

22

DELL Technologies

DELL MAINTAINS THE HIGHEST PC PROFITS IN THE INDUSTRY Premium enterprise & consumer products Services Best-in-class peripherals and display offerings Global Services Full suite of industry-leading Peripherals support services Financial Flexible financing packages ™ Services Superior direct salesforce Financing Software 23 23 DELL MAINTAINS THE HIGHEST PC PROFITS IN THE INDUSTRY Premium enterprise & consumer products Services Best-in-class peripherals and display offerings Global Services Full suite of industry-leading Peripherals support services Financial Flexible financing packages ™ Services Superior direct salesforce Financing Software 23 23

INFRASTRUCTURE SOLUTIONS GROUP (ISG)

Revenue (TTM)
$34.4B

Operating Income (TTM)
$3.9B

#1	All-Flash Arrays 26.8% Share[1]
#1	External Storage 29.2% Share[1]
#1	Hyperconverged Infrastructure 29.6% Share[2]
#1	x86 Server Units 19.7% Share[1]
Double Digit	Revenue Growth 2 Consecutive Quarters[3]
#1	Mainstream Server Revenue 28.1% Share[1]

Highlights

Simplified the ISG organization, aligning leaders and product categories

#1 in major storage categories including all-flash array, hyper-converged infrastructure, high-end, mid-range and unstructured

Significant revenue synergy from combination of heritage Dell and EMC sales forces

Market-leading HCI product development in collaboration with VMware

[1] Storage and server share is IDC data based on calendar Q2 2018. AFA share position is statistical tie with NetApp. [2] HCI share is IDC data based on calendar Q1 2018.
[3] Based on reported revenue results for fiscal Q2 2019.

24

DELL Technologies

ISG INDUSTRY TRENDS Dell Technologies is the clear leader in x86 Servers, External Storage, and Hyperconverged Infrastructure HYPERCONVERGED # # # x86 SERVERS EXTERNAL STORAGE INFRASTRUCTURE 1 1 1 (Revenue, in $B) (Revenue, in $B) (Revenue, in $B) All-Flash Array 27% CAGR $10.1 9% CAGR 0% CAGR 44% $86.6 CAGR $25.8 $25.8 $25.9 $75.5 $5.8 35% 39% 42% $52.7 17% 26% 47% 48% $1.1 35% 11% 2015A 2018E 2021E 2015A 2018E 2021E 2015A 2018E 2021E All-Flash Array Hard Disk Array Hybrid Array Source: Gartner, IDC (2018) 25 25 ISG INDUSTRY TRENDS Dell Technologies is the clear leader in x86 Servers, External Storage, and Hyperconverged Infrastructure HYPERCONVERGED # # # x86 SERVERS EXTERNAL STORAGE INFRASTRUCTURE 1 1 1 (Revenue, in $B) (Revenue, in $B) (Revenue, in $B) All-Flash Array 27% CAGR $10.1 9% CAGR 0% CAGR 44% $86.6 CAGR $25.8 $25.8 $25.9 $75.5 $5.8 35% 39% 42% $52.7 17% 26% 47% 48% $1.1 35% 11% 2015A 2018E 2021E 2015A 2018E 2021E 2015A 2018E 2021E All-Flash Array Hard Disk Array Hybrid Array Source: Gartner, IDC (2018) 25 25

SERVERS: STRONG PERFORMANCE AND TAKING SHARE

STRONG FINANCIAL PERFORMANCE[1]
(REVENUE $B)



70%
$2.9
$5.1
Take Private (Q3 FY14)
Today (Q2 FY19)

LEADING SHARE POSITION[2]
(x86 SERVERS)



20.8%
15.1%
5.2%
DELL
Hewlett Packard Enterprise
CISCO

Highlights

Strong momentum since 2H FY18 – double-digit growth in units and revenue for both Q1 and Q2 FY19

Leading innovator at the forefront of handling workloads for AI, ML, and data analytics

Focus on products that handle emerging workloads at scale as data management and processing needs grow over time

Balancing rapid business expansion with improving profitability

[1] Based on reported results for Servers & Networking: Q3 FY14 reported under ASC 605. [2] Based on the IDC Quarterly Server Tracker - Final Historical, 2018Q2

DELL Technologies

26

STORAGE: BUSINESS ACCELERATION 2018 AND BEYOND One Team Roadmap to Portfolio Investing in Go-to-Market Focus Innovation & Simplification Innovation Improvements Enhancements Significant Progress Made with a Roadmap in Place for Further Enhancements 27 27 27 STORAGE: BUSINESS ACCELERATION 2018 AND BEYOND One Team Roadmap to Portfolio Investing in Go-to-Market Focus Innovation & Simplification Innovation Improvements Enhancements Significant Progress Made with a Roadmap in Place for Further Enhancements 27 27 27

STORAGE: SUCCESS TO DATE & NEXT STEPS

SIGNIFICANT PROGRESS POINTS

12% Y/Y Storage Revenue Growth for 1H FY19

Triple Digit Growth In Both the VxRail & VxRack Offering[1]

330 bps Share Gain in 1H CY18[2]

#1 IDC's PBBA Segment[3]

ROADMAP & FUTURE INITIATIVES

- Executing plan to grow revenue and take share
- Simplifying the portfolio roadmap while enhancing R&D focus
- Increasing VMware integration
- Customer-driven products for modern data center
- Extending Storage & Data Protection across multi-cloud strategy

[1] Based on orders data. [2] Based on the IDC Quarterly Enterprise Storage Systems Tracker - Final Historical for world-wide external storage, 2018Q2.
[3] Based on the IDC Quarterly Purpose Built Backup Appliance Tracker - Final Historical, 2018Q2.

28

DELL Technologies

VMWARE

Revenue (TTM)[1]	Operating Income (TTM)[1]
$8.4B	$2.8B

#1 Leader in Virtualization[2]	500k+ Global Customers	99% Fortune 500 Choose VMW
75k+ Solution Partners Worldwide	20k+ Employees	#21 On Forbes' list of America's Best Employers

Highlights

Double-digit license bookings growth across all major product categories in Q2 FY19

At the forefront of Software-Defined Data Center, Hybrid Cloud, and End User Computing

Continued strong growth for VMware Cloud Provider Program

Rapid expansion of geo coverage and service functionality for VMware Cloud on AWS

[1] VMware revenue reflects the operations of VMware within Dell Technologies, and differs from revenue of VMware, Inc. on a standalone basis. [2] Source: IDC

29

DELL Technologies

VMWARE INNOVATION & INTEGRATION ACROSS DELL TECHNOLOGIES PORTFOLIO

Unmatched level of partnership and integration

INTEGRATED SOLUTIONS

- Software Defined Storage
- Software Defined Networking
- Compute
- Hyperconverged Infrastructure
- Cloud
- Workspace ONE

BENEFITS FOR DELL TECHNOLOGIES

- Well-positioned as the one-stop shop in the industry
- Significantly expanded cross-selling opportunities
- Better equipped to meet the needs of customers
- Reinforces strong product ecosystem

$400M

Synergies Realized (FY18)

On-track to Achieve

$700M

Synergies (FY19)

30

DELL Technologies

WINNING TOGETHER IN FY18

vmware	Pivotal	Secureworks
$400M	$491M	+60%
Booking Synergies	Revenue	Y/Y Referral ACV Growth

virtustream	Dell Boomi	RSA	Dell Financial Services
+63%	+1.5k	+128%	+70%
Y/Y Enterprise Cloud Orders Growth	New Customers	Y/Y Growth in Sell Through Opportunities	Partner Origination Revenue

31
DELL Technologies

DELL TECHNOLOGIES GO-TO-MARKET (GTM) CAPABILITY BY THE NUMBERS Largest worldwide IT sales network Direct sellers in 72 countries 150k+ partner network in all countries 34k+ Dell EMC services professionals in 165 countries 180 Countries Covered Captive financing arm (Dell Financial Services) enabling $ innovative financing solutions 86.8B TTM Non-GAAP Revenue Full portfolio compensation plans driving Direct & Channel Coverage significant Dell Technologies cross-sell 40k Sales Team Members Channel & Online Only 32 32 DELL TECHNOLOGIES GO-TO-MARKET (GTM) CAPABILITY BY THE NUMBERS Largest worldwide IT sales network Direct sellers in 72 countries 150k+ partner network in all countries 34k+ Dell EMC services professionals in 165 countries 180 Countries Covered Captive financing arm (Dell Financial Services) enabling $ innovative financing solutions 86.8B TTM Non-GAAP Revenue Full portfolio compensation plans driving Direct & Channel Coverage significant Dell Technologies cross-sell 40k Sales Team Members Channel & Online Only 32 32

TARGETED, TOP TO BOTTOM COVERAGE OF A SEGMENTED & EVOLVING IT MARKET

Account Size	Segment	ADDRESSABLE MARKET OPPORTUNITY: Typical Rev. per account ($)	% of Total ($ spend)	COVERAGE MODEL ELEMENTS: Architectural advisory	Outcome-based solution selling	Outside-led relationship	Inside-led relationship	Inbound transactional	Channel partnership[1]	E-commerce platform
Large	Transformational	>$50M	17%	Defining	Defining	Defining			Defining / Supporting	Supporting
	Solution-centric	$25-50M	11%		Defining	Defining			Defining / Supporting	Supporting
	Product-oriented	$5-50M	20%		Supporting	Defining			Defining / Supporting	Supporting
	Public Sector	$1-25M+	33%		Supporting	Defining	Supporting		Defining / Supporting	Supporting
	Medium Business	$50k-1M	8%			Supporting	Defining		Defining / Supporting	Supporting
Small	Small Business	<$50k	11%				Supporting	Defining	Defining / Supporting	Defining

Defining Attribute | Supporting Capability

[1] Varies by geography

D&LL Technologies

33

BUILDING DELL TECHNOLOGIES’ GO-TO-MARKET PHASE 0: Identifying Opportunity Pre-merger <20% commonality in respective top 5k revenue accounts Significant revenue synergy opportunity DT Select & Global Accounts PHASE 1: Initial Guiding Principles Two complementary sales orgs & leaders Enterprise Customer first Maintain revenue & margin Maximize consistency & simplicity Commercial PHASE 2: Optimize Increase investment in coverage Optimize route-to-market for customer needs Consumer & Small Business Optimize specialist coverage ratios 34 34 BUILDING DELL TECHNOLOGIES’ GO-TO-MARKET PHASE 0: Identifying Opportunity Pre-merger <20% commonality in respective top 5k revenue accounts Significant revenue synergy opportunity DT Select & Global Accounts PHASE 1: Initial Guiding Principles Two complementary sales orgs & leaders Enterprise Customer first Maintain revenue & margin Maximize consistency & simplicity Commercial PHASE 2: Optimize Increase investment in coverage Optimize route-to-market for customer needs Consumer & Small Business Optimize specialist coverage ratios 34 34

FINANCIAL OVERVIEW 35 35 FINANCIAL OVERVIEW 35 35

ATTRACTIVE FINANCIAL MODEL Focus on Long-Term Industry Leading Free Efficient Capital Growth and Share Gain Cash Flow Conversion Structure and Significant Financial Flexibility 36 36 ATTRACTIVE FINANCIAL MODEL Focus on Long-Term Industry Leading Free Efficient Capital Growth and Share Gain Cash Flow Conversion Structure and Significant Financial Flexibility 36 36

STRONG BUSINESS MOMENTUM…

Dell's Share Gain Driving Above Market Growth ($ in billions)



NON-GAAP REVENUE (TTM)
16.4% Q2 Y/Y Growth
$80.3
$83.5
$86.8
Q4 FY2018
Q1 FY2019
Q2 FY2019



LEVERED FREE CASH FLOW (TTM)
61.7% Q2 Y/Y Growth
$5.3
$6.1
$7.0
Q4 FY2018
Q1 FY2019
Q2 FY2019

Source: Dell Technologies public filings. Note: See supplemental slides in the appendix for reconciliation of GAAP to Non-GAAP measures.

37

DELL Technologies

… ACROSS ALL BUSINESS UNITS

($ in billions)



INFRASTRUCTURE SOLUTIONS GROUP (TTM REVENUE)
23.6% Q2 Y/Y Growth
$30.9
$32.6
$34.4
Q4 FY18
Q1 FY19
Q2 FY19



CLIENT SOLUTIONS GROUP (TTM REVENUE)
12.8% Q2 Y/Y Growth
$39.2
$40.5
$41.7
Q4 FY18
Q1 FY19
Q2 FY19



VMWARE[1] (TTM REVENUE)
10.6% Q2 Y/Y Growth
$8.0
$8.2
$8.4
Q4 FY18
Q1 FY19
Q2 FY19

97% of our top 500 customers purchased products and services from at least 2 of the 3 of historical Dell, EMC and VMware in FY18

Source: Dell Technologies public filings. Pivotal, SecureWorks, RSA Security, Virtustream, and Boomi constitute "Other businesses" and do not meet the requirements for a reportable segment, either individually or collectively. The results of Other businesses are not material to the Company's overall results.

[1] VMware revenue reflects the operations of VMware within Dell Technologies, and differs from VMware, Inc. on a standalone basis.

DELL Technologies

38

INVESTING TO SUSTAIN LONG TERM GROWTH GUIDING PRINCIPLES CONTINUED FOCUS AREAS SALES COVERAGE § Disciplined Approach: Investment decisions based on maximizing ROI Focus on Improve Expand High-Value Coverage Regional § Long Term Focus: Invest to strengthen Customer Model Coverage Tranches long term business model § Adaptability: Level of investment will vary PRODUCT DEVELOPMENT AND INFRASTRUCTURE with opportunity and business needs Product IT & Roadmap Security 39 39 INVESTING TO SUSTAIN LONG TERM GROWTH GUIDING PRINCIPLES CONTINUED FOCUS AREAS SALES COVERAGE § Disciplined Approach: Investment decisions based on maximizing ROI Focus on Improve Expand High-Value Coverage Regional § Long Term Focus: Invest to strengthen Customer Model Coverage Tranches long term business model § Adaptability: Level of investment will vary PRODUCT DEVELOPMENT AND INFRASTRUCTURE with opportunity and business needs Product IT & Roadmap Security 39 39

CASH FLOW GENERATION IS OUR PRIORITY

- **Favorable working capital dynamics,** enabled by **efficient supply chain**: -53 day cash conversion cycle (best-in-class)
- **Expanding recurring revenue,** $22.5B deferred revenue[1], +11% YoY
- **Unique, high margin attach** made possible by our direct salesforce
- Strong, **above-market revenue** growth



TTM LEVERED FREE CASH FLOW
($ in billions)
$5.3
$6.1
$7.0
Q4 FY18
Q1 FY19
Q2 FY19



TTM LEVERED FREE CASH FLOW CONVERSION
139%
128%
130%
116%
101%
97%
18%2
DELL Technologies
DELL
Excl. Public Subs
NetApp
hp
CISCO
IBM
Hewlett Packard Enterprise

[1] Deferred Revenue balances represented excluding the impact of Purchase Accounting. [2] HPE levered free cash flow figure does not adjust for ~1 month of HPE Software cash flow impact prior to that divestiture.

DELL Technologies
40

STRONG BALANCE SHEET AND FINANCIAL FLEXIBILITY

~$13.7B gross debt paid down since the acquisition of EMC

DELL TECHNOLOGIES CORE DEBT TRAJECTORY



($ in billions)
$48.8
$39.8
$36.5
At EMC Close
(during Q3 FY17)
Q1 FY19
Today 2

PRO FORMA LIQUIDITY PROFILE

- **~$9.9B[1] of cash and investments** on balance sheet
  - **$6.7B[2] of cash and investments** excluding publicly traded subsidiaries
- **~$4B[3]** undrawn revolver capacity
- Continue repaying near-term maturities with current liquidity and strong free cash flow
  - Opportunistic refinancing as appropriate
- Moody's, S&P and Fitch all **held ratings constant** for Dell Technologies and VMware post-announcement

Source: Dell Technologies public filings

Note: Core Debt represents the total principal amount of our debt, less: (a) unrestricted subsidiary debt, (b) DFS related debt, and (c) other debt. See appendix for further information regarding capital structure.

[1] Represents balance sheet amounts pro forma for the $11.0B VMware dividend based on Q2 FY19 reported results and $600mm debt paydown in Sep-2018.

[2] Represents pro forma balance sheet amounts after $600mm debt paydown in Sep-2018. [3] Represents revolver capacity excluding publicly traded subsidiaries.

41

DELL Technologies

CAPITAL ALLOCATION STRATEGY AND FINANCIAL POLICY Committed to a disciplined framework as we re-emerge in the public equity markets SINCE CLOSE OF EMC ACQUISITION MEDIUM TERM FOCUS n Prioritize disciplined investments in the business $1.4B to drive long term sustained free cash flow $3.5B n Continued focus on debt repayment to DVMT Share Repurchase achieve investment grade rating 1 Capex & Growth Investments n Capital return strategy balanced between share $13.7B Gross Debt Paydown repurchase and potential dividend § Priority of capital allocation will shift from debt paydown to stockholder return as deleveraging goals are achieved 1 Excluding VMware since the EMC merger transaction. 42 42 CAPITAL ALLOCATION STRATEGY AND FINANCIAL POLICY Committed to a disciplined framework as we re-emerge in the public equity markets SINCE CLOSE OF EMC ACQUISITION MEDIUM TERM FOCUS n Prioritize disciplined investments in the business $1.4B to drive long term sustained free cash flow $3.5B n Continued focus on debt repayment to DVMT Share Repurchase achieve investment grade rating 1 Capex & Growth Investments n Capital return strategy balanced between share $13.7B Gross Debt Paydown repurchase and potential dividend § Priority of capital allocation will shift from debt paydown to stockholder return as deleveraging goals are achieved 1 Excluding VMware since the EMC merger transaction. 42 42

FINANCIAL GUIDANCE

		FY19 GUIDANCE	LONG TERM TARGETS AT CURRENT MARKET PROJECTIONS	
			Revenue	Performance vs. Market (Orders Basis)
NON-GAAP REVENUE	TOTAL	$90.5B – 92.0B	4% – 6% CAGR	Grow at a premium to market in all major product categories
	ISG GROWTH	14% – 18%	3% – 5% CAGR	Mainstream Server: 5-7pts growth premium vs. market External Storage: 8-9pts growth premium vs. market
	CSG GROWTH	8% – 12%	2% – 4% CAGR	Client: ~115-145bps annual share gain
NON-GAAP OPERATING INCOME		$8.4B – 8.8B	~12% of Revenue in FY23	
NON-GAAP NET INCOME		$4.9B – 5.3B	Net income to grow more quickly than operating income	

Note: Client unit share expectations excluding Chrome; Mainstream Server growth premium compared to IDC forecast excluding Hyperconverged Infrastructure; External Storage growth premium compared to IDC forecast which includes Hyperconverged Infrastructure.; Internal analysis directionally adjusts IDC reporting to Dell Technologies' product taxonomy; All IDC reporting on a CY basis, not adjusted for Dell Technologies' FY convention; Revenue and financials represented on a Non-GAAP basis.

43

DELL Technologies

CLASS V TRANSACTION OVERVIEW 44 44 CLASS V TRANSACTION OVERVIEW 44 44

PROTECTING AND MAXIMIZING VALUE FOR CLASS V HOLDERS

THOROUGH PROCESS LED BY INDEPENDENT SPECIAL COMMITTEE

- Special Committee[1] created and composed of two highly qualified, independent directors and granted full latitude to negotiate with Dell Board
- Transaction irrevocably conditioned upon the approval of the Special Committee and the affirmative vote of a majority of unaffiliated holders
- Took atypical step of disclosing alternatives being considered and solicited stockholder feedback
- The transaction was highly negotiated and the terms were improved through several back and forth counterproposals

February — **02-Feb-2018**: Independent directors begin work

March – June — Special Committee undertakes financial evaluation, consideration of alternative transactions, engagement with VMware, shareholder engagement and ongoing negotiations with Dell on value, price, structure and governance

July — **01-Jul-2018**: Special committee concludes process and recommends Dell Board vote for transaction

02-Jul-2018: Dell announces transaction to convert Class V Common Stock into shares of Dell's Class C Common Stock

ADDITIONAL ACTIONS TAKEN

- Retained independent financial and legal advisors
- Fairness opinion rendered
- Analyzed numerous alternatives for maximizing value
- Received feedback from 20+ stockholders (~40% of base)
- Sought independent analysis from DISCERN Analytics

COMMITTEE COMPOSED OF STRONG INDEPENDENT DIRECTORS



David Dorman
Founder, Centerview Capital Technology
Former Chairman & CEO, AT&T

In Addition:
- Chairman of CVS Health Corporation
- Director of PayPal Holdings, Inc.
- Former Chairman of Motorola Solutions, Inc., and Director of Yum! Brands, Inc.



Bill Green
Former Chairman & CEO, Accenture

In Addition:
- Co-CEO and Co-Chairman of GTY Technology Holdings Inc.
- Director of S&P Global Inc., Pivotal Software, Inc. and Inovalon Holdings, Inc.

Source: Dell Technologies public filings.
[1] Special committee included David Dorman and Bill Green.

45
DELL Technologies

OPPORTUNITY FOR DVMT STOCKHOLDERS

DVMT Tracking Stock

- Tracks the economic performance of ~61% of Dell Technologies' economic interest in VMW, equivalent to ~50% of VMW outstanding common stock
- No direct ownership in the underlying VMware stock

PROPOSED TRANSACTION

$109 CASH / SHARE[1]



% Premium[2]
29%
30%
22%
Closing Price (6/29)
30-Day VWAP
All Time High

OR

UNMATCHED ASSET PORTFOLIO

100%	DELL | ISG / CSG
81%	vmware
65%	Pivotal
86%	Secureworks
100%	RSA, virtustream, Dell Boomi

STRONG RECENT PERFORMANCE[3]

Outperformance vs. Market	IDC	DELL Technologies
External Storage	+17%	+31%
Mainstream Server	+32%	+43%
Hyperconverged	+78%	+119%
Client (PC)	+1%	+8%
Commercial (PC)	+4%	+10%
Consumer (PC)	-3%	+4%

Source: Dell Technologies public filings, IBES, Bloomberg.
[1] Subject to a maximum aggregate cash consideration of $9B. [2] Premium to DVMT closing price prior to announcement; Represents All Time High prior to announcement. [3] IDC data (2018)

46

DELL Technologies

CLASS V TRANSACTION OFFERS A SIGNIFICANT PREMIUM TO HISTORICAL TRADING



S&P[2]
24%
$109 Class V Offer Price
DVMT[2]
142%
$ 120.00
$ 100.00
$ 80.00
$ 60.00
$ 40.00
07-Sep-16
1st DVMT Trading Day
DVMT Opening Price: $45.07
Offer Premium[1]
142%
02-Jul-18
Class V Transaction Announced
DVMT Close Price: $84.58 (prior to announcement)
Offer Premium[1]
29%
Sep-2016
Jan-2017
May-2017
Sep-2017
Jan-2018
May-2018
NYSE:DVMT
Class V Offer Price

DELL TECHNOLOGIES ACTIONS TAKEN TO AMELIORATE DVMT TRADING & DISCOUNT

- Significantly delevered the balance sheet
- Substantially increased revenue growth and cash flow
- Repurchased $1.4B of DVMT shares

Source: Dell Technologies public filings, IBES, CapIQ, and Bloomberg as of 13-Sep-2018.
[1] Relative to $109 Class V offer price. [2] Returns calculated from 7-Sept-2016 opening prices (first trading for DVMT) to 29-Jun-2018; Assumes $109 offer price for DVMT return.

47

DELLTechnologies

ATTRACTIVE PRO FORMA VALUATION


CY17 – CY18E REVENUE GROWTH
13.6%
9.8%
6.6%
6.3%
3.6%
2.2%
2
NetApp
CISCO
Hewlett Packard Enterprise
IBM


TTM EQUITY VALUE / LEVERED FREE CASH FLOW
Peer Median: 10.9x
Discount to Median
(55)%
(90)%
9.6x
4.9x
1.1x
17.3x
16.6x
10.9x
10.9x
57.9x3
Excl. Public Subs1
Excl. Public Subs, At Market Implied Price4
CISCO
NetApp
IBM
Hewlett Packard Enterprise


TTM ENTERPRISE VALUE / ADJ. EBITDA
Peer Median: 9.4x
Discount to Median
(15)%
(35)%
HPE capex as a % of EBITDA ~3x higher than Dell
11.3x
8.0x
6.1x
14.0x
12.0x
9.4x
9.1x
6.1x
Excl. Public Subs1
Excl. Public Subs, At Market Implied Price4
NetApp
CISCO
IBM
Hewlett Packard Enterprise


TTM EQUITY VALUE / NON-GAAP NET INCOME
Peer Median: 12.7x
Discount to Median
(51)%
(89)%
13.2 x
6.2 x
1.4 x
21.5 x
17.5 x
12.7 x
10.6 x
9.9 x
Excl. Public Subs1
Excl. Public Subs, At Market Implied Price4
NetApp
CISCO
IBM
Hewlett Packard Enterprise

Source: Dell Technologies public filings, IBES, CapIQ, and Bloomberg as of 13-Sep-2018.
Note: Dell and Dell ex. Public subsidiaries multiples assumes a Class V offer price of $109, 1.3665 exchange ratio of Class V stock for Dell Technologies Class C common stock, and maximum cash election. Dell ex. Public subsidiaries multiples assume public subsidiary equity valuations as of 29-Jun-2018 (last trading day prior to announcement).
[1] Public Subs include VMware, Pivotal, and SecureWorks. [2] Calculated using FY18 non-GAAP revenue and the midpoint of FY19 revenue guidance. [3] HPE levered free cash flow figure does not adjust for ~1 month of HPE Software cash flow impact prior to that divestiture. [4] Calculated using DVMT closing price on 13-Sep-2018.

48

DELL Technologies

COMPARING THE STORAGE LEADERS (DELL, HPE, NETAPP)

($ in billions)

TTM NON-GAAP REVENUE & BUSINESS MIX



$87
$31
$6
Technologies
Hewlett Packard Enterprise

	Dell Technologies	Hewlett Packard Enterprise	NetApp
Client	✓		
Storage	✓	✓	✓
Server	✓	✓	
Networking	✓	✓	
Virtualization	✓		
Cybersecurity	✓		
Cloud platform	✓	✓	

KEY METRICS

		Dell Technologies	Hewlett Packard Enterprise	NetApp
Revenue	CY17 – CY18E Revenue Growth[1]	13.6%	3.6%	6.6%
	External Storage Revenue Growth YoY[2]	31.1%	14.8%	20.8%
	Mainstream Server Revenue Growth YoY[3]	43.1%	18.0%	-
	Hyperconverged Systems Revenue Growth YoY[4]	119%	116%	-
Cash Flow	TTM Levered Free Cash Flow Conversion	139%	18%	130%
Valuation	TTM TEV / Adj. EBITDA *(Dell Ex. Public Subs)*	8.0x	6.1x	14.0x
	TTM Eq. Val / Non-GAAP NI *(Dell Ex. Public Subs)*	6.2x	9.9x	21.5x
	TTM Eq. Val / LFCF *(Dell Ex. Public Subs)*	4.9x	57.9x	16.6x

Superior Breadth at Greater Scale While Outperforming on Growth and Free Cash Flow Efficiency

Source: TTM Non-GAAP revenue presented for all companies based on most recent filings. [1] Dell Technologies Revenue Growth is calculated using FY18 non-GAAP revenue and the midpoint of FY19 revenue guidance. NetApp and HPE Revenue Growth are calculated using IBES consensus figures. [2] External Storage Revenue Source: H1 CY18 IDC External Storage data as of 05-Sep-2018. [3] Mainstream Server Revenue Source: H1 CY18 IDC Mainstream Server data as of 05-Sep-2018. [4] Hyper Converged Systems Revenue Source: H1 CY18 IDC Hyper Converged data as of 25-Sep-2018.

49

Dell Technologies

CAPITAL INTENSITY – DELL VS. HPE

CATEGORY	DELL (EX. PUBLIC SUBS)		HPE	
	CapEx as % of Non-GAAP Revenue	CapEx as % of EBITDA	CapEx as % of Revenue	CapEx as % of EBITDA
Capital Intensity[3]	1.6%	17.7%	9.4%	54.7% ~3x higher than Dell
Accounting Considerations	DFS originates financings through Capital Leases[2], with the underlying asset derecognized from the balance sheet and no CapEx or depreciation expense recorded		HPFS originates financings through Operating Leases, with the underlying CapEx asset on the balance sheet and associated depreciation expense recorded over time	
Valuation Implications				

8.0x
9.7x
TTM TEV/EBITDA[1]
TTM TEV/(EBITDA – CapEx)
6.1x
13.8x
TTM TEV/EBITDA
TTM TEV/(EBITDA – CapEx)

When Adjusted for the Material Difference in Capital Intensity, HPE Trades at a Premium to Dell (ex. Public Subs) TTM TEV/(EBITDA – CapEx)

Source: Company and HPE share price as of 13-Sep-2018; See Exhibit for TTM Non-GAAP revenue and EBITDA presented for Dell (excluding public subsidiaries). HPE TTM Revenue and EBITDA recalculated from most recent public filings. [1] Illustrative Dell valuation multiples shown at time of announcement assume completion of the Class V Transaction and maximum cash election scenario at $79.77 / DHI share. Calculated using DVMT closing price on 13-Sep-2018. [2] Equivalent to Sales-Type leases as described in Company annual and quarterly filings. [3] Calculations based off of TTM Q2 FY19 for Dell and TTM Q3 FY18 for HPE. Dell's CapEx includes capitalized software.

50

DELL Technologies

OVERVIEW OF PRO FORMA GOVERNANCE

50% OF BOARD COMPOSED OF STRONG INDEPENDENT DIRECTORS



David Dorman
Founder, Centerview Capital Technology
Former Chairman & CEO, AT&T



Bill Green
Former Chairman & CEO, Accenture



Ellen Kullman
Former Chair & CEO, DuPont

COMPARISON OF CERTAIN STATUS QUO & PRO FORMA STOCKHOLDER RIGHTS

Selected Stockholder Rights	Status Quo	Pro Forma
Aligned economic interests of all share classes	x	✓
Board declassification	x	✓
Termination of certain consent rights held by Michael Dell and SLP	x	✓

COMMITTED LONG-TERM STOCKHOLDERS

MSD

- Michael Dell will continue to serve as Chairman and CEO
- Michael remains a committed stockholder and will beneficially own ~47% – 54% on a fully diluted basis
- Michael's shares will be subject to 180-day lockup period

SILVERLAKE

- Silver Lake remains a committed long-term partner with Michael Dell and will beneficially own ~16% – 18% on a fully diluted basis
- Silver Lake shares will be subject to 180-day lockup period

51

DELL Technologies

Appendix: Supplementary Materials 52 52 Appendix: Supplementary Materials 52 52

CAPITAL STRUCTURE[1]

Q2 FY19

($ in billions)	EMC Close	Q2 18	Q3 18	Q4 18	Q1 19	Q2 19
Cash & Investments	**$ 15.5**	**$ 15.2**	**$ 18.0**	**$ 20.3**	**$ 21.7**	**$ 21.5**
Cash & Investments (excluding Unrestricted Subsidiaries)	6.8	6.0	6.1	8.3	8.1	7.2
Core Secured Debt [2]	35.4	29.3	29.1	28.7	29.1	28.9
Core Unsecured Debt	13.4	11.2	11.2	11.2	10.7	8.2
Total Core Debt [3]	**$ 48.8**	**$ 40.5**	**$ 40.3**	**$ 39.9**	**$ 39.8**	**$ 37.1**
Other Debt	4.0	3.6	2.1	2.1	2.1	2.1
DFS Related Debt	4.5	5.8	6.1	6.7	6.8	7.1
Total Debt, Excluding Unrestricted Subsidiaries	**$ 57.3**	**$ 49.9**	**$ 48.5**	**$ 48.7**	**$ 48.7**	**$ 46.3**
Unrestricted Subsidiary Debt [4, 5]	-	-	4.0	4.0	4.0	4.0
Total Debt, Including Unrestricted Subsidiaries [5]	**$ 57.3**	**$ 49.9**	**$ 52.5**	**$ 52.7**	**$ 52.7**	**$ 50.3**
Net Core Debt [6]	**$ 42.0**	**$ 34.5**	**$ 34.3**	**$ 31.6**	**$ 31.7**	**$ 29.9**

[1] Amounts are based on underlying data and may not visually foot due to rounding.
[2] Core Secured Debt represents Core Debt that is secured, i.e., term loans, secured investment grade notes, and secured revolver loans. It excludes DFS allocated debt based on a 7:1 leverage ratio of DFS financing receivables.
[3] Core Debt represents the total principal amount of our debt, less: (a) unrestricted subsidiary debt, (b) DFS related debt, and (c) other debt.
[4] Principal Face Value.
[5] VMware, Pivotal, SecureWorks, Boomi, Virtustream and their respective subsidiaries are considered unrestricted subsidiaries for purposes of the existing debt of Dell Technologies.
[6] Net Core Debt represents Total Core Debt less Cash and Short-Term Investments (excluding Unrestricted Subsidiaries).

53

DELL Technologies

GAAP TO NON-GAAP RECONCILIATION

Dell Technologies Consolidated (Quarterly)
($ in Millions)

	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19	Q2 FY19	YTD FY19
GAAP Net revenue	18,000	19,521	19,556	21,963	79,040	21,356	22,942	44,298
Impact of purchase accounting	355	335	295	284	1,269	187	180	367
Non-GAAP Net revenue	18,355	19,856	19,851	22,247	80,309	21,543	23,122	44,665
GAAP Operating income / (loss)	(1,272)	(665)	(410)	(69)	(2,416)	(153)	(13)	(166)
Amortization of intangibles	1,776	1,740	1,734	1,730	6,980	1,522	1,526	3,048
Impact of purchase accounting	423	406	366	351	1,546	222	215	437
Transaction related	191	138	86	87	502	166	104	270
Other corporate expenses	307	247	333	273	1,160	269	276	545
Non-GAAP Operating income / (loss)	1,425	1,866	2,109	2,372	7,772	2,026	2,108	4,134
GAAP Net income / (loss)	(1,203)	(739)	(851)	(133)	(2,926)	(538)	(461)	(999)
Amortization of intangibles	1,776	1,740	1,734	1,730	6,980	1,522	1,526	3,048
Impact of purchase accounting	423	406	366	351	1,546	222	215	437
Transaction related	191	138	86	87	502	166	104	270
Other corporate expenses	307	247	333	273	1,160	269	276	545
Aggregate adjustment for taxes	(733)	(680)	(469)	(1,010)	(2,892)	(467)	(311)	(778)
Non-GAAP Net income / (loss)	761	1,112	1,199	1,298	4,370	1,174	1,349	2,523
GAAP Net income / (loss)	(1,203)	(739)	(851)	(133)	(2,926)	(538)	(461)	(999)
Interest and other, net	572	545	682	554	2,353	470	455	925
Income tax (benefit) / expense	(641)	(471)	(241)	(490)	(1,843)	(85)	(7)	(92)
Depreciation and amortization	2,212	2,142	2,137	2,143	8,634	1,914	1,931	3,845
Stock-based compensation	201	208	221	205	835	199	216	415
Impact of purchase accounting	357	335	298	284	1,274	222	145	367
Transaction-related expenses	191	138	86	87	502	166	85	251
Other corporate expenses	106	22	109	68	305	35	95	130
Adjusted EBITDA	1,795	2,180	2,441	2,718	9,134	2,383	2,459	4,842
CFOps	285	1,820	1,639	3,099	6,843	1,159	2,633	3,792
Capex	(245)	(316)	(341)	(310)	(1,212)	(273)	(288)	(561)
Cap SW expense	(89)	(98)	(94)	(88)	(369)	(89)	(71)	(160)
Free Cash Flow	(49)	1,406	1,204	2,701	5,262	797	2,274	3,071
DFS Financing Receivables	136	521	369	627	1,653	249	499	748
Free cash flow before increase in DFS Financing Receivables	87	1,927	1,573	3,328	6,915	1,046	2,773	3,819

Note: Data sourced from public filings or derived from public filings.

54

DELL Technologies

GAAP TO NON-GAAP RECONCILIATION

Summary overview
Q2 FY19 TTM ($ in Millions)

	Ex. Public Subs	VMW	PVTL	SCWX	Dell Technologies Consolidated
	Calculated Core Dell	As Reported 10-Q / 10-K			As Reported10-Q / 10-K
GAAP Net revenue	**76,395**	**8,347**	**582**	**493**	**85,817**
Impact of purchase accounting	946	-	-	-	946
Non-GAAP Net revenue	**77,341**	**8,347**	**582**	**493**	**86,763**
GAAP Operating income / (loss)	**(2,322)**	**1,908**	**(151)**	**(80)**	**(645)**
Amortization of intangibles	6,331	144	9	28	6,512
Impact of purchase accounting	1,153	-	-	1	1,154
Transaction related	405	38	-	-	443
Other corporate expenses	393	695	47	16	1,151
Non-GAAP Operating income / (loss)	**5,960**	**2,785**	**(95)**	**(35)**	**8,615**
GAAP Net income / (loss)	**(3,405)**	**1,595**	**(145)**	**(28)**	**(1,983)**
Amortization of intangibles	6,331	144	9	28	6,512
Impact of purchase accounting	1,153	-	-	1	1,154
Transaction related	1,428	(985)	-	-	443
Other corporate expenses	393	695	47	16	1,151
Aggregate adjustment for taxes	(3,088)	872	-	(41)	(2,257)
Non-GAAP Net income / (loss)	**2,811**	**2,321**	**(89)**	**(24)**	**5,020**
GAAP Net income / (loss)	**(3,405)**	**1,595**	**(145)**	**(28)**	**(1,983)**
Interest and other, net	3,240	(1,079)	(0)	-	2,161
Income tax (benefit) / expense	(2,156)	1,392	(6)	(53)	(823)
Depreciation and amortization	7,689	373	21	42	8,125
Stock-based compensation	82	695	47	17	841
Impact of purchase accounting	948	-	-	1	949
Transaction-related expenses	386	38	-	-	424
Other corporate expenses	307	-	-	-	307
Adjusted EBITDA	**7,091**	**3,014**	**(83)**	**(21)**	**10,001**
CFOps	**4,848**	**3,695**	**(33)**	**20**	**8,530**
Capex	(914)	(279)	(8)	(11)	(1,212)
Cap SW expense	(342)	-	-	-	(342)
Free Cash Flow	**3,592**	**3,416**	**(41)**	**9**	**6,976**

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

55

GAAP TO NON-GAAP RECONCILIATION (CONT'D)

Dell Technologies Consolidated
Q2 FY19 TTM ($ in Millions)

	FY18	+Q2 FY19 YTD	-Q2 FY18 YTD	Q2 FY19 TTM
GAAP Net revenue	**79,040**	**44,298**	**37,521**	**85,817**
Impact of purchase accounting	1,269	367	690	946
Non-GAAP Net revenue	**80,309**	**44,665**	**38,211**	**86,763**
GAAP Operating income / (loss)	**(2,416)**	**(166)**	**(1,937)**	**(645)**
Amortization of intangibles	6,980	3,048	3,516	6,512
Impact of purchase accounting	1,546	437	829	1,154
Transaction related	502	270	329	443
Other corporate expenses	1,160	545	554	1,151
Non-GAAP Operating income / (loss)	**7,772**	**4,134**	**3,291**	**8,615**
GAAP Net income / (loss)	**(2,926)**	**(999)**	**(1,942)**	**(1,983)**
Amortization of intangibles	6,980	3,048	3,516	6,512
Impact of purchase accounting	1,546	437	829	1,154
Transaction related	502	270	329	443
Other corporate expenses	1,160	545	554	1,151
Aggregate adjustment for taxes	(2,892)	(778)	(1,413)	(2,257)
Non-GAAP Net income / (loss)	**4,370**	**2,523**	**1,873**	**5,020**
GAAP Net income / (loss)	**(2,926)**	**(999)**	**(1,942)**	**(1,983)**
Interest and other, net	2,353	925	1,117	2,161
Income tax (benefit) / expense	(1,843)	(92)	(1,112)	(823)
Depreciation and amortization	8,634	3,845	4,354	8,125
Stock-based compensation	835	415	409	841
Impact of purchase accounting	1,274	367	692	949
Transaction-related expenses	502	251	329	424
Other corporate expenses	305	130	128	307
Adjusted EBITDA	**9,134**	**4,842**	**3,975**	**10,001**
CFOps	**6,843**	**3,792**	**2,105**	**8,530**
Capex	(1,212)	(561)	(561)	(1,212)
Cap SW expense	(369)	(160)	(187)	(342)
Free Cash Flow	**5,262**	**3,071**	**1,357**	**6,976**

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

56

DELL Technologies

GAAP TO NON-GAAP RECONCILIATION (CONT'D)

SecureWorks
Q2 FY19 TTM ($ in Millions)

	FY18	+Q2 FY19 YTD	-Q2 FY18 YTD	Q2 FY19 TTM
GAAP Net revenue	**468**	**255**	**230**	**493**
Impact of purchase accounting		-	-	-
Non-GAAP Net revenue	**468**	**255**	**230**	**493**
GAAP Operating income / (loss)	**(83)**	**(32)**	**(35)**	**(80)**
Amortization of intangibles	28	14	14	28
Impact of purchase accounting	2	-	1	1
Transaction related	-	-	-	-
Other corporate expenses	13	10	7	16
Non-GAAP Operating income / (loss)	**(40)**	**(8)**	**(13)**	**(35)**
GAAP Net income / (loss)	**(28)**	**(24)**	**(24)**	**(28)**
Amortization of intangibles	28	14	14	28
Impact of purchase accounting	2	-	1	1
Transaction related	-	-	-	-
Other corporate expenses	13	10	7	16
Aggregate adjustment for taxes	(42)	(5)	(7)	(41)
Non-GAAP Net income / (loss)	**(27)**	**(5)**	**(9)**	**(24)**
GAAP Net income / (loss)	**(28)**	**(24)**	**(24)**	**(28)**
Interest and other, net	3	(2)	1	-
Income tax (benefit) / expense	(58)	(7)	(12)	(53)
Depreciation and amortization	42	21	21	42
Stock-based compensation	14	10	7	17
Impact of purchase accounting	1	-	-	1
Transaction-related expenses	-	-	-	-
Other corporate expenses		-	-	-
Adjusted EBITDA	**(26)**	**(2)**	**(7)**	**(21)**
CFOps	**1**	**11**	**(8)**	**20**
Capex	(14)	(5)	(8)	(11)
Cap SW expense	-	-	-	-
Free Cash Flow	**(13)**	**6**	**(16)**	**9**

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

57

DELL Technologies

GAAP TO NON-GAAP RECONCILIATION (CONT'D)

Pivotal
Q2 FY19 TTM ($ in Millions)

	FY18	+Q2 FY19 YTD	-Q2 FY18 YTD	Q2 FY19 TTM
GAAP Net revenue	**509**	**320**	**247**	**582**
Impact of purchase accounting	-	-	-	-
Non-GAAP Net revenue	**509**	**320**	**247**	**582**
GAAP Operating income / (loss)	**(168)**	**(69)**	**(87)**	**(151)**
Amortization of intangibles	11	3	6	9
Impact of purchase accounting	-	-	-	-
Transaction related	-	-	-	-
Other corporate expenses	29	30	11	47
Non-GAAP Operating income / (loss)	**(129)**	**(36)**	**(69)**	**(95)**
GAAP Net income / (loss)	**(164)**	**(68)**	**(87)**	**(145)**
Amortization of intangibles	11	3	6	9
Impact of purchase accounting	-	-	-	-
Transaction related	-	-	-	-
Other corporate expenses	29	30	11	47
Aggregate adjustment for taxes	-	-	-	-
Non-GAAP Net income / (loss)	**(124)**	**(35)**	**(70)**	**(89)**
GAAP Net income / (loss)	**(164)**	**(68)**	**(87)**	**(145)**
Interest and other, net	(2)	(1)	(3)	(0)
Income tax (benefit) / expense	(3)	(0)	3	(6)
Depreciation and amortization	22	9	11	21
Stock-based compensation	29	30	11	47
Impact of purchase accounting	-	-	-	-
Transaction-related expenses	-	-	-	-
Other corporate expenses	-	-	-	-
Adjusted EBITDA	**(117)**	**(30)**	**(64)**	**(83)**
CFOps	**(116)**	**23**	**(61)**	**(33)**
Capex	(13)	(4)	(8)	(8)
Cap SW expense	-	-	-	-
Free Cash Flow	**(129)**	**19**	**(69)**	**(41)**

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

58

DELL Technologies

GAAP TO NON-GAAP RECONCILIATION (CONT'D)

VMware
Q2 FY19 TTM ($ in Millions)

	FY18	+Q2 FY19 YTD	-Q2 FY18 YTD	Q2 FY19 TTM
GAAP Net revenue	**7,862**	**4,183**	**3,698**	**8,347**
Impact of purchase accounting	-	-	-	-
Non-GAAP Net revenue	**7,862**	**4,183**	**3,698**	**8,347**
GAAP Operating income / (loss)	**1,702**	**891**	**685**	**1,908**
Amortization of intangibles	132	76	64	144
Impact of purchase accounting	-	-	-	-
Transaction related	132	24	118	38
Other corporate expenses	689	342	336	695
Non-GAAP Operating income / (loss)	**2,655**	**1,333**	**1,203**	**2,785**
GAAP Net income / (loss)	**659**	**1,586**	**650**	**1,595**
Amortization of intangibles	132	76	64	144
Impact of purchase accounting	-	-	-	-
Transaction related	89	(991)	83	(985)
Other corporate expenses	689	342	336	695
Aggregate adjustment for taxes	597	141	(134)	872
Non-GAAP Net income / (loss)	**2,166**	**1,154**	**999**	**2,321**
GAAP Net income / (loss)	**659**	**1,586**	**650**	**1,595**
Interest and other, net	(112)	(1,056)	(89)	(1,079)
Income tax (benefit) / expense	1,155	361	124	1,392
Depreciation and amortization	336	307	270	373
Stock-based compensation	689	342	336	695
Impact of purchase accounting	-	-	-	-
Transaction-related expenses	132	24	118	38
Other corporate expenses	-	-	-	-
Adjusted EBITDA	**2,859**	**1,564**	**1,409**	**3,014**
CFOps	**3,211**	**1,882**	**1,398**	**3,695**
Capex	(263)	(121)	(105)	(279)
Cap SW expense	-	-	-	-
Free Cash Flow	**2,948**	**1,761**	**1,293**	**3,416**

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

59

DELL Technologies

GAAP TO NON-GAAP RECONCILIATION (CONT'D)

Derived "Core Dell" (Excluding Public Subsidiaries)

Q2 FY19 TTM ($ in Millions)

	FY18	+Q2 FY19 YTD	-Q2 FY18 YTD	Q2 FY19 TTM
GAAP Net revenue	**70,201**	**39,540**	**33,346**	**76,395**
Impact of purchase accounting	1,269	367	690	946
Non-GAAP Net revenue	**71,470**	**39,907**	**34,036**	**77,341**
GAAP Operating income / (loss)	**(3,867)**	**(956)**	**(2,500)**	**(2,322)**
Amortization of intangibles	6,809	2,955	3,432	6,331
Impact of purchase accounting	1,544	437	828	1,153
Transaction related	370	246	211	405
Other corporate expenses	429	163	200	393
Non-GAAP Operating income / (loss)	**5,286**	**2,845**	**2,170**	**5,960**
GAAP Net income / (loss)	**(3,393)**	**(2,493)**	**(2,481)**	**(3,405)**
Amortization of intangibles	6,809	2,955	3,432	6,331
Impact of purchase accounting	1,544	437	828	1,153
Transaction related	413	1,261	246	1,428
Other corporate expenses	429	163	200	393
Aggregate adjustment for taxes	(3,447)	(914)	(1,272)	(3,088)
Non-GAAP Net income / (loss)	**2,355**	**1,409**	**953**	**2,811**
GAAP Net income / (loss)	**(3,393)**	**(2,493)**	**(2,481)**	**(3,405)**
Interest and other, net	2,464	1,984	1,208	3,240
Income tax (benefit) / expense	(2,937)	(446)	(1,227)	(2,156)
Depreciation and amortization	8,234	3,508	4,052	7,689
Stock-based compensation	103	33	55	82
Impact of purchase accounting	1,273	367	692	948
Transaction-related expenses	370	227	211	386
Other corporate expenses	305	130	128	307
Adjusted EBITDA	**6,418**	**3,310**	**2,637**	**7,091**
CFOps	**3,747**	**1,876**	**776**	**4,848**
Capex	(922)	(431)	(440)	(914)
Cap SW expense	(369)	(160)	(187)	(342)
Free Cash Flow	**2,456**	**1,285**	**149**	**3,592**
DFS Financing Receivables	1,653	748	657	1,744
Free cash flow before increase in DFS Financing Receivables	**4,109**	**2,033**	**806**	**5,336**

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

DELL Technologies

60